UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.   20 )


KELLOGG COMPANY
(Name of Issuer)

Common Stock
(Title of Class of Securities)

487836108
(Cusip Number)

12/31/1999
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

{X}     Rule 13d-1( b )
{   }     Rule 13d-1( c )
{   }     Rule 13d-1( d )

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act
(however, see the Notes).





(Continued on the following page(s))

Page 1 of  5














CUSIP No.

487836108

13G

Page 2 of 5

Pages























1
Name of Reporting Person





















S.S. or I.R.S. Identification No. of Above Person





















KeyCorp
I.R.S. Employer Identification No. 34-1784820









2
Check the Appropriate Box if a Member of a Group*














(a)



















Not Applicable

(b)
















3
SEC Use Only































4
Citizenship or Place of Organization





















State of Ohio






















5
Sole Voting Power












3,066,494






Number of










Shares
6
Shared Voting








Beneficially

Power

23,855






Owned By










Each Reporting
7
Sole Dispositive








Person With

Power

37,086,937


















8
Shared Dispositive Power












725,961
















9
Aggregate Amount Beneficially Owned by Each Reporting Person











37,813,074




















10
Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares*










Not Applicable




















11
Percent of Class Represented by Amount in Row 9










9.33 %




















12
Type of Reporting Person*










HC





















SEC 1745 (6-80)				*SEE INSTRUCTIONS BEFORE FILLING OUT




							2 of 5


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington  D.C.  20549

SCHEDULE 13G

Under the Securities and Exchange Act of 1934
(Amendment No. 20)

Item 1 (a).  Name of Issuer:

Kellogg  Company

Item 1 (b).  Address of Issuer's principal executive offices:
One Kellogg Square
PO BOX 3599
Battle Creek, MI 49016-3599

Item 2 (a).  Name of person filing:

KeyCorp

Item 2 (b).  Address of principal business office:

127 Public Square
Cleveland,  Ohio  44114-1306

Item 2 (c).  Place of organization:

State of Ohio

Item 2 (d).  Title of class of securities:

Common Stock

Item 2 (e).  CUSIP Number:

487836108

Item 3.         If this statement is filed pursuant to Rules 13d-1(b),  or
                     13d - 2 (b), indicate type of  person filing:

Person filing is a Parent Holding Company, in accordance with 240.13d - 1(b)(ii)(G)








3 of 5


Item 4.
Ownership:

















(a)  Amount of beneficially owned:






37,813,074 sh










(b)  Percent of class:






9.33 %










(c)  Number of shares as to which such person has:

















    (i)Sole power to vote or to direct the vote






3,066,494

   (ii)Shared power to vote or to direct the vote






23,855

  (iii)Sole power to dispose or to direct the disposition of






37,086,937

   (iv)Shared power to dispose or to direct the disposition of






725,961









Item 5.
Ownership of five percent or less of a class:

















Not Applicable
















Item 6.
Ownership of more than five percent on behalf of another person:

















Other persons are known to have the right to receive or the power to direct the receipt of dividends or the proceeds from the sale of these securities.  Those persons whose








interest relates to more than five percent of the class are:









N/A
















Item 7.
Identification and classification of the subsidiaries which acquired the security being reported on by the parent holding company:


























Identification:  KeyTrust Company National Association (ME),
KeyTrust Company National Association (NY),
Key Trust Company of Ohio National Association,
Key Trust company of Indiana National Association,
KeyBank National Association,
KeyTrust Company National Association (WA)

Classification:    (B) Banks as defined by Section 3 (A) (6) of the act.

















Identification:    Key Asset Management

Classification:    Registered investment advisor








Item 8.
Identification and classification of members of the group:

















Not Applicable
















Item 9.
Notice of dissolution of group:

















Not Applicable







4 of 5

Item 10.  Certification

The undersigned expressly declares that the filing of the Schedule 13G shall not be construed as an admission that the undersigned is, for purposes of
Section 13(d) and 13(g) of the Securities Exchange Act of 1934, the beneficial owner of any securities covered by this Schedule 13G.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Date:  February 14, 2000



KeyBank National Association

By:




Carol Davenport
Chief Fiduciary Officer
KeyBank